SUN CAPITAL ADVISERS TRUST

One Sun Life Executive Park

Wellesley Hills, MA 02481

February 28, 2008

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) File Nos. 333-59039; 811-08879

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a)(1) thereunder; (ii) the Investment Company Act of 1940, as amended (the “1940 Act”); and (iii) Rule 101(a) of Regulation S-T, is post-effective amendment No. 20 (amendment No. 21 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment includes an Initial Class Prospectus and a Service Class Prospectus for SC Blue Chip Mid Cap Fund, SC Davis Venture Value Fund, SC Goldman Sachs Mid Cap Value Fund, SC Goldman Sachs Short Duration Fund, SC Large Cap Growth, SC Lord Abbett Growth & Income Fund, SC Oppenheimer Main Street Small Cap Fund, SC PIMCO High Yield Fund, SC Oppenheimer Large Cap Core Fund (formerly Sun Capital All Cap Fund), Sun Capital Investment Grade Bond Fund, Sun Capital Money Market Fund and Sun Capital Global Real Estate Fund (formerly Sun Capital Real Estate Fund) (each, a “Fund” and collectively, the “Funds”), a combined Statement of Additional Information for the Initial Class and Service Class shares of the Funds, Part C and an exhibit.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to: (i) reflect changes to the investment objectives and strategies of SC Oppenheimer Large Cap Core Fund and Sun Capital Global Real Estate Fund; (ii) provide notice of the addition of OppenheimerFunds, Inc. as subadviser to SC Oppenheimer Large Cap Core Fund; and (iii) create a combined prospectus and statement of additional information for all 12 Funds of the Trust.

The Trust will file (i) each Fund’s updated financial statements for the most recent fiscal year, as required by Section 10(a) of the 1933 Act, (ii) each Fund’s updated performance, fee and expense information, and (iii) any additional exhibits in a subsequent registration statement filed pursuant to paragraph (b) of Rule 485 prior to the effective date of the Amendment.

U.S. Securities and Exchange Commission

February 28, 2008

The Amendment is intended to become effective on May 1, 2008. If you have any questions or comments concerning the Amendment, please contact Christopher P. Harvey, Esq. at (617) 526-6532 or Jeremy E. Gauld at (617) 526-6092, counsel to the Trust.

Sincerely,

/s/ Maura A. Murphy, Esq.
Maura A. Murphy, Esq.

Enclosures

cc:	Ms. Rebecca Marquigny, Esq. (Division of Investment Management)